Exhibit 99.1

News Release

PNI Digital Media Sets Fiscal 2013 Year End and Fourth Quarter
Conference Call for December 10th, 2013 at 4:30pm ET

VANCOUVER, BC – December 4th, 2013 - PNI Digital Media (TSX: PN)(OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, will hold a conference call to discuss results for the fiscal year and fourth quarter results ended September 30th, 2013. Financial results will be issued in a press release after the close of market the same day. The Company’s financial statements and MD&A will also be available on its website at www.pnimedia.com.

Kyle Hall, Chief Executive Officer of PNI Digital Media, and Cameron Lawrence, Chief Financial Officer, will host the call followed by a question and answer period.

Date:	Tuesday December 10th, 2013
Time:	4:30 pm ET (1:30 pm PT)
Dial-In Number:	(888) 241-0394
International:	(647) 427-3413
Conference ID#:	1101 2865
Web link:	www.pnimedia.com/webcast

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

About PNI Digital Media
The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

News Release

Investor Relations and Press Contact:
James Binckly
TMX Equicom
(416) 815-0700 x228
jbinckly@tmxequicom.com

Cameron Lawrence
PNI Digital Media Inc.
(604) 893-8955 x229
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are copyright of their respective owners.